EXHIBIT 12
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Year ended December 31,
	2008		2007		2006		2005		2004
Computation of Earnings
Net (loss) income	$(1,468)		$919		$1,055		$1,129		$954
Add: Provision for income taxes	334		280		450		436		405
Less: (Loss) income from discontinued operations, net of taxes	—		(22)		(143)		39		47
Less: Cumulative effect of accounting change, net of taxes	—		—		5		—		—

(Loss) income before income taxes and cumulative effect of accounting change	(1,134)		1,221		1,643		1,526		1,312
Fixed charges, excluding interest on deposits	781		1,060		1,023		790		497

Total earnings for computation, excluding interest on deposits	(353)		2,281		2,666		2,316		1,809
Interest on deposits	1,468		1,845		1,576		976		640

Total earnings for computation, including interest on deposits	$1,115		$4,126		$4,242		$3,292		$2,449

Computation of Fixed Charges
Net rental expense	$112		$108		$123		$150		$126

Portion of net rental expense deemed representative of interest	$29		$30		$34		$39		$31
Interest on short-term borrowed funds	188		312		201		153		64
Interest on long-term debt	564		718		788		598		402

Total fixed charges, excluding interest on deposits	781		1,060		1,023		790		497
Interest on deposits	1,468		1,845		1,576		976		640

Total fixed charges, including interest on deposits	$2,249		$2,905		$2,599		$1,766		$1,137

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$42		—		—		—		—
Total fixed charges, excluding interest on deposits	781		$1,060		$1,023		$790		$497

Combined fixed charges and preferred stock dividends, excluding interest on deposits	823		1,060		1,023		790		497
Interest on deposits	1,468		1,845		1,576		976		640

Combined fixed charges and preferred stock dividends, including interest on deposits	$2,291		$2,905		$2,599		$1,766		$1,137

Ratio of Earnings to Fixed Charges
Excluding deposit interest	(.45)	x	2.15	x	2.61	x	2.93	x	3.64
Including deposit interest	.50	x	1.42	x	1.63	x	1.86	x	2.15

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	(.43)	x	2.15	x	2.61	x	2.93	x	3.64
Including deposit interest	.49	x	1.42	x	1.63	x	1.86	x	2.15